SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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DIRECT DIAL NUMBER 212-455-3986	E-MAIL ADDRESS jbonnie@stblaw.com

VIA EDGAR

September 11, 2015

Re:	The Carlyle Group L.P.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No. 001-35538

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services II

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

On behalf of The Carlyle Group L.P. (“Carlyle”), we hereby submit the following responses to the comment letter issued by the Securities and Exchange Commission Staff dated August 31, 2015 regarding the Staff’s limited review of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed on February 26, 2015 (the “Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Carlyle.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Available Capital, page 97

1.	We note your tabular presentation summarizing the changes in available capital, fair value of capital and total AUM. In your future filings, please expand your discussion in footnote 6 to the table to discuss the positive and negative factors impacting the market appreciation/(depreciation) in the rollforward of fair value of capital and total AUM, including specific quantification of material drivers. In addition, include a similar expansion of discussion of the market appreciation/(depreciation) impact on total AUM by segment on pages 120, 131, 142 and 151.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SãO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission

In response to the Staff’s comment, in future filings Carlyle will expand its discussion in the footnotes or commentary associated with the tabular presentations of the change in AUM to disclose: (1) the appreciation/(depreciation) of the public companies in Carlyle’s portfolio and the private companies in Carlyle’s portfolio in the aggregate, (2) the significant funds by segment that are the primary drivers of the overall market appreciation/(depreciation) during each period and (3) the amount of appreciation/(depreciation) of such significant funds. In addition, to the extent there are other identifiable material drivers of market appreciation/(depreciation) where a discussion of such drivers would be meaningful to the reader, Carlyle will include such a discussion in its future filings.

Carlyle will continue to include reference to its segment disclosures after footnote 7 on page 98 and will expand such segment disclosures in future filings to additionally include the significant funds that are the primary drivers of the overall market appreciation/(depreciation) during each period and the amount of appreciation/(depreciation) of such significant funds.

Carlyle notes that the diversification across its 128 funds and 142 fund of funds vehicles (as of December 31, 2014) that invest across numerous industries, asset classes and geographies can make aggregate conclusions regarding the impact of external market forces difficult to quantify because a particular market dynamic (e.g., a decline in oil prices or foreign currency fluctuations) may impact certain fund investments in individual portfolio companies favorably while other fund investments in individual portfolio companies may be impacted unfavorably. Since Carlyle’s investment funds are organized to invest in certain geographies or in certain industry sectors (e.g., Europe buyout funds, U.S. real estate funds, domestic and international energy funds), Carlyle believes that its current disclosures related to the performance of its fund types and individually significant funds within each segment help to illustrate the impact of external market forces on the appreciation or depreciation of the AUM in each Carlyle segment. For example, within the discussion of its segment results, Carlyle currently discloses the carry fund portfolio appreciation by segment and by fund type (e.g., Buyout funds, Growth funds, Real Estate funds, Energy funds), and provides additional individual fund performance metrics for Carlyle’s significant funds, including fair value, multiple of invested capital, and IRR (please refer to page 116 and pages 120-123 of the Form 10-K for illustrative disclosures for the Corporate Private Equity segment). Additionally, Carlyle includes commentary of current market factors affecting asset prices and portfolio valuations (please refer to page 84 of the Form 10-K).

Year ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 100

Performance Fees, page 100

2.

In your future filings, please expand your discussion of the qualitative and quantitative factors impacting your performance fees during the year by identifying the underlying drivers and quantifying their related impact where applicable. Additionally, include a

Securities and Exchange Commission

separate discussion of the changes in realized and unrealized performance fees. For example, discuss some of the factors (e.g. oil prices, energy exposure, foreign exposure, other, etc.) leading to a decline in realized and unrealized performance fees from your CP V, CEP III, and CP IV funds and quantify the impact of those factors, where applicable. Refer to Item 303(a)(3) of Regulation S-K.

Carlyle believes that its disclosure of performance information by segment, fund type, and individually significant funds provides the reader with visibility into the material qualitative and quantitative factors impacting Carlyle’s performance fees in any given period. As Carlyle’s funds are organized to invest in certain geographies or in certain industry sectors, Carlyle’s existing disclosures of the individual funds that contribute significantly to each period’s performance fees illustrate the impact of external market forces on performance fees. Carlyle also believes that the expanded commentary related to the appreciation/(depreciation) of AUM included in its response to comment 1 above will facilitate an understanding of the factors impacting Carlyle’s performance fees during the period. In addition, to the extent there are other qualitative or quantitative factors that have an identifiable material impact on performance fees and where a discussion of such factors would be meaningful to the reader, Carlyle will include such a discussion in its future filings.

Since performance fees are an allocation of profits from the funds based on the aggregation of the overall performance across all portfolio companies within the fund, Carlyle believes that an understanding of its performance fee revenue is primarily attained by understanding the performance of its geographic or industry specific investment funds contributing to its performance fees. As such, Carlyle presently discloses the individual funds that contribute significantly to each period’s performance fees and performance fees by segment (including both positive and negative performance fee movements). Additionally, in the underlying segment discussions, Carlyle discloses the individual funds that contribute significantly to each segment’s performance fees, the total performance fees reversed in each period, and performance fees by fund type. Furthermore, Carlyle discloses for each of its significant funds whether Carlyle has recorded accrued carry or clawback for the fund, the gross IRR and net IRR of the fund (which, when compared to the general preferred return hurdles of 8% to 9%, reflects how close a fund is to recognizing performance fees or reversing performance fees), and whether the fund has generated realized performance fees for Carlyle within the previous twelve months. This information, when evaluated by a reader in conjunction with the information included in the Trends Affecting our Business discussion on page 84 of the Form 10-K and the expanded commentary of market appreciation/(depreciation) described in comment 1 above, will provide the reader with the applicable qualitative and quantitative factors impacting Carlyle’s performance fees during the period.

Carlyle also believes that a discussion of the changes in total performance fees is more meaningful than separate discussions of realized and unrealized performance fees. Realized performance fees are recognized when an underlying investment is profitably disposed of, certain costs borne by the limited partner investors have been reimbursed, the investment fund’s cumulative returns are in excess of the preferred return, and Carlyle has decided to collect carry rather than return additional capital to limited partner investors. As performance fees have been accrued in prior periods on an unrealized

Securities and Exchange Commission

basis, the recognition of realized performance fees results in a reversal of accumulated unrealized performance fees, generally resulting in a minimal impact on total performance fees and total Carlyle revenue (i.e., if $100 of unrealized performance fees have become $100 of realized performance fees, there is no change in total performance fees or total revenue). Additionally, because unrealized performance fees can be reversed upon a realization event, in periods where Carlyle generates significant realized performance fees, unrealized performance fees can be negative (e.g., if $100 of unrealized performance fees had been accrued as revenue during the current quarter, and $150 of realized performance fees are received from sales of investments in the current quarter, aggregate unrealized performance fees in the current quarter can be reduced by $150, producing a negative adjustment in total unrealized performance fees of $50 for the quarter). Therefore, unrealized performance fees may be negative despite portfolio appreciation during that period, if such portfolio appreciation generates unrealized performance fees that are less than the reversals from realizations during the period. In addition, in Carlyle’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, Carlyle clarified on page 81 that unrealized performance fees include the reversals of realized performance fees and therefore can be negative in a given period. As a result, Carlyle believes its discussion of total performance fees during a period is the most meaningful and relevant measurement, as it reflects the impact to Carlyle’s financial results of the appreciation/(depreciation) of the Carlyle funds during the period.

Item 8. Financial Statements and Supplementary Data, page 178

Notes to Consolidated Financial Statements, page 185

Note 2. Summary of Significant Accounting Policies, page 185

Fund Management Fees, page 187

3.	We note your accounting policy of recognizing transaction and portfolio advisory fees when the service has been provided and collection is reasonably assured. Please tell us, and revise your future filings for clarification, if these amounts are inclusive of costs for transactions that are not consummated (i.e. “broken deal costs”) and if so, tell us how you account for broken deal costs including your consideration of ASC 605-45 in the determination of gross versus net reporting. To the extent that these costs are included elsewhere, tell us the impacted line item and your accounting basis of presentation.

Carlyle respectfully advises the Staff that as defined in the Carlyle fund limited partnership agreements, partnership expenses, including broken deal expenses, are the obligation of the Carlyle funds. Carlyle excludes such amounts from its transaction and portfolio advisory fee revenue. Carlyle reports partnership expenses “net” under ASC 605-45, as Carlyle is acting as an agent for its funds. Carlyle holds ownership interests in the underlying funds through its general partner interest or other limited partner investments in the funds. Accordingly, Carlyle is required to bear its portion of the partnership expenses, including broken deal expenses, by virtue of such ownership interests. Carlyle recognizes this portion of the partnership expenses incurred as realized investment income (loss) on its statement of operations.

Securities and Exchange Commission

In future filings, Carlyle will enhance its accounting policy disclosures within “Fund Management Fees” in Note 2 to read as follows:

Fund management fees exclude the reimbursement of any partnership expenses paid by the Partnership on behalf of the Carlyle funds pursuant to the limited partnership agreements, including amounts related to the pursuit of actual, proposed, or unconsummated investments, professional fees, expenses associated with the acquisition, holding and disposition of investments, and other fund administrative expenses.

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Securities and Exchange Commission

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Robert Klein

The Carlyle Group L.P.

Curtis L. Buser

Jeffrey W. Ferguson